U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

001-31852

NOTIFICATION OF LATE FILING

☒ Form 10-Q

For the Quarterly Period Ended March 31, 2009

Part I	Registrant Information

Full Name of Registrant:	Tri-Valley Corporation

Address of Principal Executive Office (Street and Number)

4550 California Blvd
Suite 600
Bakersfield, CA 93309

Part II	Rules 12b-25(b) and (c)

(a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)       The subject Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

Part III	Narrative

The Report on Form 10-Q for Tri-Valley Corporation, (the Company) for the quarterly period ended March 31, 2009, is due to be filed on May 11, 2009. The Company’s management needs additional time to complete its review of its financial statements due to logistics. The Company expects that its Form 10-Q will be filed before May 15, 2009.

Part IV	Other Information

(1)	Name and telephone number of person to contact in regard to this information.

Arthur M. Evans	(661) 864-0500

(2)       Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

Signatures

Tri-Valley Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRI-VALLEY CORPORATION

Date: May 11, 2009	/s/ Arthur M. Evans
Arthur M. Evans, Chief Financial Officer